PRUDENTIAL TOTAL RETURN BOND FUND, INC.
GATEWAY CENTER THREE
NEWARK, NEW JERSEY 07102



File Number   811-7215

Sub-Item 77J

In order to present undistributed net investment income and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to undistributed net investment income and accumulated net realized gain (loss) on investments. For the year ended December 31, 2001, the adjustments were to increase undistributed net investment income and accumulated net realized loss by $68,568, due to the federal income tax treatment of net foreign exchange losses, sale of securities purchased with market discount and consent fee income. Net investment income, net realized losses and net assets were not affected by this change.